December 3, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ryan Housel

Re:	Helpeo, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A (333-168302)

Ladies and Gentlemen:

This letter sets forth the responses of Helpeo, Inc. ("Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of October 27, 2010.

Responses:

1.	Our financial statements and related information throughout the prospectus has been updated in accordance with Item 8-08 of Regulation S-X.

2.
As noted our initial advance of $1200 to our President J. Chris Morgando was made to facilitate the rapid payment of Company start-up costs. As of September 30, 2010, $739.84 of the $1200 had been spent on Company filing fees, telephone service, mailbox, logo development and website set-up. The remaining unspent $460.16 was returned to the Company in November 2010.  Our registration statement has been updated to reflect his and disclose that there are no amounts remaining in the advance.

3.	Our beneficial ownership and selling stockholders tables has been revised to be consistent and correct as of December 3, 2010.

4.	We have revised the registration statement to have J. Chris Morgando sign as Chief Financial and Principal Accounting Officer.

Very Truly Yours,

/s/ J. Chris Morgando
J. Chris Morgando
Chief Executive Officer